Exhibit 99.47

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

“Continuous Disclosure Obligations”

Item 1	Names of the Parties to the Transaction

The Valens Company Inc., formerly known as Valens GroWorks Corp.

Item 2	Description of the Transaction

Name change from Valens GroWorks Corp. to The Valens Company Inc. and continuance under the Canada Business Corporations Act.

Item 3	Effective Date of the Transaction

June 18, 2020.

Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction

Not applicable.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7	Documents filed under National Instrument 81-106 that described the Transaction.

Not applicable.

Dated this 22nd day of June, 2020.